Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: March 9, 2015

9 March 2015

TelecityGroup and Interxion Reach Definitive Agreement on All-Share Merger

Protocol for Communicating with Customers

We understand that customers will have questions about TelecityGroup’s proposed merger with Interxion.

Please refer to the guidelines below to manage your communications engagement with customers

Do:

•                                          Feel free to contact your customers proactively following the announcement of the binding agreement between TelecityGroup and Interxion

•                                          Only send your customers the official, approved email regarding the binding agreement between TelecityGroup and Interxion

•                                          Use the approved Frequently Asked Questions (FAQ) document to answer questions from your customers and prospects

•                                          Offer to keep them informed of any developments as and when you can (these will be made available to you as and when available)

•                                          Direct them to the ‘Proposed merger with Interxion’ link on the Investor Relations home page on our website: http://www.telecitygroup.com/investor-centre/investor-centre-home.htm, if they would like to access any publicly available information

•                                          Continue with a ‘business as usual’ strategy with your customers. TelecityGroup and Interxion remain as separate businesses until completion of the merger

Don’t:

•                                          Do not use any other email apart from the official, approved email regarding the binding agreement between TelecityGroup and Interxion

•                                          Do not speculate about how the proposed merger will progress with your customers and prospects

•                                          Do not answer any questions other than those that are provided on the FAQ document

•                                          Do not send any documents available on the Investor Relations page of our web site directly to your customers. For legal reasons customers should be directed to the website

•                                          Do not speculate on how any merger will affect any current projects that you are working with your customers and prospects

•                                          Do not speculate on how any merger would affect you customers’ business in the future

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from TelecityGroup’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

TelecityGroup assumes no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.  No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.